Filed Pursuant to Rule 433

Registration Statement No. 333-181669

Pricing Term Sheet

January 9, 2014

Hewlett-Packard Company
FRN due January 14, 2019

In addition to the securities described in the preliminary prospectus supplement, the Issuer is also issuing a series of Floating Rate Global Notes due January 14, 2019. Certain of the terms of the Floating Rate Global Notes are described below. In addition to the terms described below, the following subsections from the section of the preliminary prospectus supplement entitled “Description of the Global Notes” relate to the description of the Floating Rate Global Notes: the introductory paragraph,”—General,” “—Book-Entry Notes,” “—Defeasance,” “—Sinking Fund” and “—Governing Law,” and the section of the base prospectus entitled “Description of the Debt Securities”.

Issuer:	Hewlett-Packard Company
Format:	SEC Registered Global
Anticipated Security Ratings:	Baa1 (Moody’s Investors Service) / BBB+ (Standard & Poor’s) / A- (Fitch Ratings)
Trade Date:	January 9, 2014
Settlement Date:	January 14, 2014
Maturity Date:	January 14, 2019
Aggregate Principal Amount Offered:	$750,000,000
Coupon:	3-month USD LIBOR +94 basis points
Price to Public (Issue Price):	100%
Benchmark:	3-month USD LIBOR
Spread to Benchmark:	+94 basis points
Re-offer Yield:	3-month USD LIBOR +94 basis points
Interest Payment and Reset Dates:	Quarterly on 14th of January, April, July and October of each year, beginning on April 14, 2014
Method of Calculation	Actual/360
Optional Redemption:	May not be redeemed before maturity
CUSIP:	428236BZ5
Denominations:	$2,000× $1,000

Description of Floating Rate Global Notes:

The Floating Rate Global Notes will bear interest for each interest period at a rate determined by the calculation agent. The calculation agent is The Bank of New York Mellon Trust Company, N.A. until such time as we appoint a successor calculation agent. The interest rate on the Floating Rate Global Notes for a particular interest period will be a per annum rate equal to three-month USD LIBOR as determined on the interest determination date plus 0.94%. The interest determination date for an interest period will be the second London business day preceding the first day of such interest period. Promptly upon determination, the calculation agent will inform the Trustee and us of the interest rate for the next interest period. Absent manifest error, the determination of the interest rate by the calculation agent shall be binding and conclusive on the holders of the Floating Rate Global Notes, the Trustee and us. A London business day is a day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

Interest on the Floating Rate Global Notes will be paid to, but excluding, the relevant interest payment date. We will make interest payments on the Floating Rate Global Notes quarterly in arrears on January 14, April 14, July 14 and October 14 of each year, beginning on April 14, 2014, to the person in whose name those notes are registered at the close of business on the business day immediately preceding the interest payment date. Interest on the Floating Rate Global Notes will accrue from and including January 14, 2014, to, but excluding, the first interest payment date and then from and including the immediately preceding interest payment date to which interest has been paid or duly provided for to, but excluding, the next interest payment date or maturity date, as the case may be. We refer to each of these periods as an “interest period.” The amount of accrued interest that we will pay for any interest period can be calculated by multiplying the face amount of the Floating Rate Global Notes then outstanding by an accrued interest factor. This accrued interest factor is computed by adding the interest factor calculated for each day from January 14, 2014, or from the last date we paid interest to you, to the date for which accrued interest is being calculated. The interest factor for each day is computed by dividing the interest rate applicable to the date by 360. If an interest payment date for the Floating Rate Global Notes falls on a day that is not a business day, the interest payment date shall be postponed to the next succeeding business day unless such next succeeding business day would be in the following month, in which case, the interest payment date shall be the immediately preceding business day.

On any interest determination date, LIBOR will be equal to the offered rate for deposits in U.S. dollars having an index maturity of three months, in amounts of at least $1,000,000, as such rate appears on “Reuters Page LIBOR01” at approximately 11:00 a.m., London time, on such interest determination date. If on an interest determination date, such rate does not appear on the “Reuters Page LIBOR01” as of 11:00 a.m., London time, or if the “Reuters Page LIBOR01” is not available on such date, the calculation agent will obtain such rate from Bloomberg L.P.’s page “BBAM.”

If no offered rate appears on “Reuters Page LIBOR01” or Bloomberg L.P. page “BBAM” on an interest determination date at approximately 11:00 a.m., London time, then the calculation agent (after consultation with us) will select four major banks in the London interbank market and shall request each of their principal London offices to provide a quotation of the rate at which three-month deposits in U.S. dollars in amounts of at least $1,000,000 are offered by it to prime banks in the London interbank market, on that date and at that time, that is representative of single transactions at that time. If at least two quotations are provided, LIBOR will be the arithmetic average of the quotations provided. Otherwise, the calculation agent will select three major banks in New York City and shall request each of them to provide a quotation of the rate offered by them at approximately 11:00 a.m., New York City time, on the interest determination date for loans in U.S. dollars to leading European banks having an index maturity of three months for the applicable interest period in an amount of at least $1,000,000 that is representative of single transactions at that time. If three quotations are provided, LIBOR will be the arithmetic average of the quotations provided. Otherwise, the rate of LIBOR for the next interest period will be set equal to the rate of LIBOR for the then current interest period.

Upon request from any holder of Floating Rate Global Notes, the calculation agent will provide the interest rate in effect for the Floating Rate Global Notes for the current interest period and, if it has been determined, the interest rate to be in effect for the next interest period.

All percentages resulting from any calculation of the interest rate on the Floating Rate Global Notes will be rounded to the nearest one hundred-thousandth of a percentage point with five one millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655)), and all dollar amounts used in or resulting from such calculation on the Floating Rate Global Notes will be rounded to the nearest cent (with one-half cent being rounded upward). Each calculation of the interest rate on the notes by the calculation agent will (in absence of manifest error) be final and binding on the holders and us.

The interest rate on the Floating Rate Global Notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application.

Joint Bookrunners:	BNP Paribas Securities Corp. Merrill Lynch, Pierce, Fenner & Smith Incorporated RBS Securities Inc. Wells Fargo Securities, LLC
Co-Managers:

ANZ Securities, Inc.

Barclays Capital Inc.

BNY Mellon Capital Markets, LLC

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

HSBC Securities (USA) Inc.

J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

Santander Investment Securities Inc.

SG Americas Securities, LLC

Standard Chartered Bank

Certain of the underwriters are not U.S. registered broker-dealers and, therefore, to the extent that they intend to effect any sales of the notes in the United States, they will do so through one or more U.S. registered broker-dealers as permitted by Financial Industry Regulatory Authority regulations.

Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by (1) BNP Paribas Securities Corp. toll-free at 1-800-854-5674, (2) Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322, (3) RBS Securities Inc. toll free at 866-884-2071 or (4) Wells Fargo Securities, LLC toll free at 1-800-326-5897.